Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 September 26, 2007

$ “ETF Plus” Notes due [•], 2008 Linked to the iShares® MSCI Emerging Markets Index Fund Medium-Term Notes, Series A

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Issue Date:	[•], 2007

Initial Observation Date:	[•], 2007

Final Observation Date:	[•], 2008*

Maturity Date:	[•], 2008*

Coupon Payment Date:	Maturity Date

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Reference Asset:	iShares® MSCI Emerging Markets Index Fund (the “ETF”) (ticker symbol “EEM”)

Initial Price:	The closing price per share of the ETF on the initial observation date

Final Price	The closing price per share of the ETF on the final observation date

Coupons:

A variable coupon will be paid on the coupon payment date in an amount equal to (1) the product of the principal amount of your Notes times 2%**, plus (2) the apportioned dividends.

**     The actual percentage will be determined on the initial observation date and will be between 1.50% and 2.25%.

Apportioned Dividends:	The apportioned dividends on the final observation date will be (1) the actual stated dividends paid per share of the ETF during the period from but excluding the initial observation date to and including the final observation date times (2) the number of reference shares represented by your Notes.

Reference Shares:	Each Note shall represent a number of reference shares equal to the principal amount of the Note divided by the initial price.

Payment at Maturity:	If you hold your Notes to maturity, you will receive a cash payment at maturity equal to (1) the principal amount of your Notes, times (2)(a) 100.00% plus (b) the share performance on the final observation date.

Share Performance:

The share performance on the final observation date will be equal to (1) the final price minus the initial price, divided by (2) the initial price.

Payment at maturity will reflect the performance of the ETF. The principal amount of your Notes will be fully exposed to any decline in the ETF. You may lose up to 100% of your investment at maturity if the share performance declines.

Business Day Convention:	Modified following

Business Day:	New York

Calculation Agent:	Barclays Bank PLC

Settlement:	DTC; global notes

CUSIP/ISIN:	06738G VF4 and US06738GVF44

*	Subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this free writing prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity?

The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment on the Notes at maturity on the principal amount invested in the Notes to that principal amount. The total return on your Notes at maturity depends on both the coupon paid on the coupon payment date and the payment at maturity itself.

Hypothetical Examples of Total Return

The Hypothetical Return Table below compares the total return that you would, subject to the assumptions below, have earned from (i) an investment in the Notes compared to (ii) a direct investment in the ETF.

In the Hypothetical Return Table, some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

First, the following specific assumptions are made with respect to the ETF:

•	Initial Price: $140.00

•	Actual Stated Dividends Per Share during the period from but excluding the initial observation date to and including the final observation date: $1.60

Then, on the final observation date, the final price (i.e. the closing price per share of the ETF on the final observation date) is determined. The share performance on the final observation date will be equal to (1) the final price (as determined on the final observation date) minus the assumed initial price, divided by (2) the assumed initial price. The first and second columns of the

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Hypothetical Return Table set forth hypothetical final prices, as well as hypothetical share performances expressed as a percentage change (i.e. share performance minus one) prior to the deduction of any applicable brokerage fees or charges.

The payment at maturity will be calculated as (1) the principal amount of your Notes, times (2)(a) 100.00% plus (b) the share performance on the final observation date. Note that because the payment at maturity fully reflects the performance of the ETF, the share performance on the final observation date is sufficient to determine the payment at maturity.

The number of reference shares represented by your Notes will be calculated as the principal amount of your Notes divided by the assumed initial price. Apportioned dividends will then be determined as (1) the assumed actual stated dividends paid per share of the ETF during the period from but excluding the initial observation date to and including the final observation date times (2) the number of reference shares represented by your Notes. The coupon paid on the coupon payment date will be equal to (1) the product of the principal amount of your Notes times 2%*, plus (2) the apportioned dividends on the final observation date.

*	The actual percentage will be determined on the initial observation date and will be between 1.50% and 2.25%.

Since the total return on the Notes at maturity depends on the coupon on the coupon payment date and the payment at maturity itself, the aggregate of these values, calculated in the manner described above, and expressed as a percentage of the principal amount invested in the Notes, are shown in the Hypothetical Return Table (corresponding to the relevant hypothetical final price and share performance set forth therein).

Subject to the general assumptions made below, if you had invested directly in the ETF shares for the same period, you would have received total cash payments representing the number of shares of the ETF you could have purchased with the principal amount of your Notes at the initial price (assuming you could invest in fractional shares) times the final price. In addition, you would realize a payment in respect of dividends which would equal the actual stated dividends during the period from but excluding the initial observation date to and including the final observation date. The Hypothetical Return Table also assumes that any dividends per share paid on the ETF are reinvested until the maturity date upon being paid, with the following assumptions made in this regard:

•	Payable Date(s) of Stated Dividends: January 3, 2008

•	Reinvestment Rate on Paid Dividends: A constant rate of 5.00% per annum.

Finally, the following general assumptions have been made and incorporated into the Hypothetical Return Table:

•

Investor either (1) purchases $1,000 principal amount of Notes on the initial observation date at the initial public offering price and holds the Notes to maturity or (2) purchases $1,000 principal amount of shares in the ETF on the initial observation date at the initial price.

•	No market disruption events, antidilution adjustments, or discontinuance of the ETF occurs during the term of the Notes.

•

No dividend is declared that would be paid during the period from but excluding the initial observation date to and including the final observation date and have an “ex-dividend” date that falls on or prior to the initial observation date. This reflects the fact that the hypothetical ETF investor would not be entitled to any dividends with an “ex-dividend” date falling on or prior to the date of purchase.

•

No dividend is declared that would be paid or have an “ex-dividend” date that falls during the period from but excluding the final observation date to and including the third business day preceding the maturity date. This reflects the fact that the apportioned dividends with respect to the Notes are calculated on the final observation date, but the hypothetical ETF investor would hold ETF shares until the third business day preceding the maturity date (in order for the sale of ETF shares to settle on the maturity date).

•

The value of the ETF shares do not change in the period from but excluding the final observation date to and including the third business day preceding the maturity date. This reflects the fact that the payment at maturity with respect to the Notes is calculated using the closing price on the final observation date, but the hypothetical ETF investor would hold ETF shares until the third business day preceding the maturity date (in order for the sale of ETF shares to settle on the maturity date).

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HYPOTHETICAL RETURN TABLE

		Total Return
Final Price	ETF Performance	ETF Investment	Notes Investment
$280.00	100%	101%	103%
$266.00	90%	91%	93%
$252.00	80%	81%	83%
$238.00	70%	71%	73%
$224.00	60%	61%	63%
$210.00	50%	51%	53%
$196.00	40%	41%	43%
$182.00	30%	31%	33%
$168.00	20%	21%	23%
$154.00	10%	11%	13%
$140.00	0%	1%	3%
$126.00	-10%	-9%	-7%
$112.00	-20%	-19%	-17%
$98.00	-30%	-29%	-27%
$84.00	-40%	-39%	-37%
$70.00	-50%	-49%	-47%
$56.00	-60%	-59%	-57%
$42.00	-70%	-69%	-67%
$28.00	-80%	-79%	-77%
$14.00	-90%	-89%	-87%
$0.00	-100%	-99%	-97%

You should note that the hypothetical example is not intended as, nor is it a forecast of the final price of the ETF shares, the performance of the ETF or the returns that may be achieved on an investment in the ETF shares or in the Notes, and we make no representation or warranty, express or implied, as to the reasonableness of any assumptions taken in connection with the foregoing, whether stated or not.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final observation date, the maturity date, the coupon payment date, the payment at maturity and the coupon are subject to adjustment as described under “Market Disruption Events” in this free writing prospectus.

•

Appreciation Potential—The Notes provide the opportunity to participate in equity returns of the ETF through share performance, which can be positive or negative. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among Emerging Market Equities of the iShares® MSCI Emerging Markets Index Fund—The return on the Notes is linked to the performance of the iShares® MSCI Emerging Markets Index Fund, which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index (the “Underlying Index”), which is designed to measure equity market performance in the global emerging markets. For additional information on the iShares® MSCI Emerging Markets Index Fund, see the information set forth under “Description of the Reference Asset” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled income-bearing forward contract. If your Notes are so treated, subject to the discussion of Section 1260 in the following paragraph, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes (other than the amount attributable to the coupon, which will be treated as ordinary income at the time it is received or accrued, in accordance with your method of accounting). Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year. Long-term capital gain of a non-corporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15%. Amounts treated as ordinary income will not constitute “qualified dividend income” and will not give rise to a dividends received deduction.

The purchase and ownership of the Notes will likely be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code. If your Notes were subject to the

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constructive ownership rules, then any long-term capital gain that you realize upon the sale or maturity of your Notes would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual interest in the index on the date that you purchased your Notes and sold such interest in the index on the date of the sale or maturity of the Notes (the “Excess Gain Amount”). Because the maturity payment under the Notes will only reflect the appreciation in the value of the shares of the ETF and will not be determined by reference to any short-term capital gains or ordinary income that is recognized by holders of shares of the ETF, it is likely that the Excess Gain Amount will be equal to zero, and that the application of the constructive ownership rules should accordingly not have any adverse effects to you. Because the application of the constructive ownership rules is unclear, however, you are strongly urged to consult your tax adviser with respect to the possible application of the constructive ownership rules to your investment in the Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, your Notes should be treated in the manner described above. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the ETF or any of the component stocks of the ETF or of the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets That Are Equity Securities, That Contain Equity Securities or That Are Based in Part on Equity Securities”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The payment at maturity is linked to the performance of the ETF and will depend on whether, and the extent to which, the share performance is positive or negative. Your investment will be fully exposed to any decline in the final price as compared to the initial price and you may lose up to 100.00% of your initial investment if the share performance declines. Notwithstanding the fact that you will receive a coupon on the coupon payment date (which corresponds to the maturity date) equal to at least the principal amount of your Notes times 2%*, the payment at maturity itself could be equal to zero.

*	The actual percentage will be determined on the initial observation date and will be between 1.50% and 2.25%.

•

The Notes Are Subject to Emerging Markets Risk—Investments in securities linked to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Securities of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Notes are highly susceptible, before making a decision to invest in the Notes.

•

No Dividend Payments or Voting Rights—As a holder of the Notes, although you will receive a coupon amount which is linked in part to the dividend payments on the ETF, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the ETF or of the stocks composing the ETF or the Underlying Index would have. Among other things, the return on the shares of the ETF could include substantial dividend payments, which you will not receive as an investor in your Notes, and an investment in the shares of the ETF is likely to have tax consequences that are different from an investment in your Notes. For example, amounts treated as ordinary income will not constitute “qualified dividend income” and will not give rise to a dividends received deduction.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and

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any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the ETF are denominated. Therefore, if the applicable currencies depreciate relative to the U.S. dollar over the term of the Notes, you may lose money even if the local currency value of the stocks underlying the ETF goes up.

•

Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the Underlying Index, and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•

Management risk. This is the risk that Barclays Global Fund Advisors’ investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

•

Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

•

The Reference Asset May Underperform the Underlying Index— The performance of the iShares® MSCI Emerging Markets Index Fund may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the iShares® MSCI Emerging Markets Index Fund will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the iShares® MSCI Emerging Markets Index Fund may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the iShares® MSCI Emerging Markets Index Fund , differences in trading hours between the iShares® MSCI Emerging Markets Index Fund and the Underlying Index or due to other circumstances. Because the return on your Notes, both with respect to the coupon payment and with respect to the payment due at maturity is linked to the performance of the iShares® MSCI Emerging Markets Index Fund and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In addition, our affiliate Barclays Global Fund Advisors acts as investment advisor to the ETF. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the ETF on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the ETF;

•	the time to maturity of the Notes;

•	the dividend rate on the stocks underlying the ETF;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, including risks specific to emerging markets;

•	the exchange rate and the volatility of the exchange rate between the U.S. dollar and currencies in which the stocks underlying the ETF are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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Description of the Reference Asset

We have derived all information contained in this free writing prospectus regarding iShares® MSCI Emerging Markets Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus for the iShares MSCI Series dated January 1, 2007 and the Supplement thereto dated February 16, 2007 issued by iShares, Inc. (“iShares®”). Such information reflects the policies of, and is subject to change by, iShares®, Barclays Global Investors, N.A. (“BGI”) and Barclays Global Fund Advisors (“BGFA”). The iShares® MSCI Emerging Markets Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the iShares® MSCI Emerging Markets Index Fund. The iShares® MSCI Emerging Markets Index Fund is an exchange traded fund that trades on the New York Stock Exchange (the “NYSE”) under the ticker symbol “EEM.”

iShares® is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets Index Fund. Information provided to or filed with the SEC by iShares® pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding iShares®, BGFA, the iShares® MSCI Emerging Markets Index Fund, please see the Prospectus. In addition, information about iShares and the iShares® MSCI Emerging Markets Index Fund may be obtained from the iShares® website at www.ishares.com.

Investment Objective and Strategy

The iShares® MSCI Emerging Markets Index Fund (the “ETF”) seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index (the “Underlying Index”). The Underlying Index was developed by Morgan Stanley Capital International Inc. (“MSCI”) as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets. As of June 29, 2007, the Underlying Index included equity securities with primary listings in the following countries: Argentina, Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. As of March 31, 2007, the ETF’s three largest holdings by country were South Korea, China and Taiwan, respectively.

The ETF uses a representative sampling strategy (as described below under “—Representative Sampling”) to try to track the Underlying Index. The ETF generally will invest at least 90% of its assets in the securities of the Underlying Index or in American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”) representing such securities. In addition, in order to improve its portfolio liquidity and its ability to track the Underlying Index, the ETF may invest up to 10% of its assets in (1) securities that are not included in the Underlying Index or in ADRs and GDRs representing such securities and (2) shares of other iShares funds that seek to track the performance of equity securities of constituent countries of the Underlying Index. BGFA will not charge portfolio management fees on that portion of the ETF assets invested in shares of other iShares funds.

Representative Sampling

The ETF pursues a “representative sampling” strategy in attempting to track the performance of Underlying Index, and generally does not hold all of the equity securities included in the Underlying Index. The ETF invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the ETF is an actual investment portfolio. The performance of the ETF and the Underlying Index will vary somewhat due to transaction costs, asset valuations, foreign currency valuations, market impact, corporate actions (such as mergers and spin-offs) and timing variances. A figure of 100% would indicate perfect correlation. The difference between 100% and the ETF’s actual correlation with the Underlying Index is called “tracking error.” ETF, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using replication indexing strategy. “Replication” is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The ETF will not concentrate its investments (i.e., hold 25% or more of its total assets in the stocks of a particular industry or group of industries), except that, to the extent practicable, the ETF will concentrate to approximately the same extent that the Underlying Index concentrates in the stocks of such particular industry or group of industries.

Holdings Information

As of June 29, 2007, 99.35% of the ETF’s holdings consisted of equity securities, 0.13% consisted of cash and 0.52% was in other assets, including dividends booked but not yet received. The following tables summarize the ETF’s top holdings in individual companies and by sector as of such date.

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Top holdings in individual securities as of June 29, 2007

Company	Percentage of Total Holdings
POSCO	3.64%
OAO Gazprom	3.59%
Samsung Electronics Co., Ltd.	3.54%
Taiwan Semiconductor Manufacturing Co., Ltd.	3.15%
Kookmin Bank	2.47%
Siliconware Precision Industries Industries Co.	2.31%
China Mobile, Ltd.	1.88%
Chunghwa Telecom Co., Ltd.	1.83%
United Microelectronics Corp.	1.76%
America Movil SAB	1.69%

Top holdings by sector as of June 29, 2007

Company	Percentage of Total Holdings
Financials	20.50%
Information Technology	15.46%
Energy	15.39%
Materials	14.58%
Telecommunication Services	12.17%
Industrials	5.88%
Utilities	4.70%
Consumer Discretionary	4.01%
Consumer Staples	3.51%
Health Care	1.99%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy of the information above. The information on the iShares® website is not, and should not be considered, incorporated by reference herein.

iShares® is a registered mark of BGI. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

Discontinuance of the ETF

If the ETF (or any successor fund (as defined herein)) is de-listed from the New York Stock Exchange (or any other relevant exchange), liquidated or otherwise terminated, the calculation agent will substitute an exchange-traded fund (such substituted exchange-traded fund being referred to herein as a “successor fund”) that the calculation agent determines, in its sole discretion, is comparable to the discontinued ETF (or discontinued successor fund). If a successor fund is selected, that successor fund will be substituted for the discontinued ETF (or discontinued successor fund) for all purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, as, in the good faith judgment of the calculation agent, may be and for such time as may be necessary to render the successor fund comparable to the discontinued ETF (or discontinued successor fund) for purposes of the Notes. Upon any selection by the calculation agent of a successor fund, the calculation agent will provide written notice to the trustee, and the trustee will furnish written notice thereof, to the extent the trustee is required to under the senior debt indenture, to each Noteholder, or in the case of global notes, the depositary, as holder of the global notes, stating the selection made.

If the ETF (or any successor fund) is de-listed, liquidated or otherwise terminated and the calculation agent determines that no successor fund is available, then the calculation agent may, at its sole discretion, accelerate the maturity date to the day which is four business days after the date of such de-listing, liquidation or termination, as applicable. In the event of such an acceleration, we shall pay to you the amount payable at maturity, and for the purposes of that calculation, the final price will be deemed to be the closing price on the trading day corresponding to the date of the de-listing, liquidation or termination (or, if such date is not a trading day, the immediately preceding trading day), unless the calculation agent determines in his sole discretion that another day is more appropriate to, as closely as reasonably possible, replicate the discontinued ETF (or discontinued successor fund), in which case, the final price shall be the closing price on such other day. In the event that the calculation agent decides to accelerate the maturity date and to make use of a closing price other than the price on the trading day corresponding to the date of de-listing, liquidation or termination (or the immediately preceding trading day, as applicable), the calculation agent will, in its sole discretion, calculate the appropriate closing

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price of the discontinued ETF (or discontinued successor fund) on any day that such calculation is required by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the discontinued ETF (or discontinued successor fund).

The calculation agent will be solely responsible for the method of determining and/or calculating the closing price of the ETF (or any successor fund) and of any related determinations and calculations, and its determinations and calculations with respect thereto will be conclusive in the absence of manifest error and binding on any investor in the Notes.

The calculation agent will provide information as to the method of calculating the closing price of the ETF (or any successor fund) upon written request by any investor in the Notes.

Antidilution Adjustments

If an event occurs which, in the sole discretion of the calculation agent, has a diluting or concentrative effect on the theoretical value of the ETF shares, the calculation agent may adjust any variable described in this document, including, without limitation, the number of reference shares that each Note represents, the apportioned dividends on the final observation date, the share performance on the final observation date or the closing price on any given date, and will make such adjustments as it deems necessary to negate such diluting or concentrative effect. All such adjustments will occur in the manner described under “Reference Assets—Securities or ‘Linked Shares’—Share Adjustments Relating to Notes with an Equity Security as the Reference Asset—Antidilution Adjustments” in the prospectus supplement.

Market Disruption Events

The final observation date may be postponed and thus the determination of the value of the Notes, as well as the maturity date and the coupon payment date, as applicable, and may be subject to further adjustment if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing in respect of the ETF. Any of the following will be a market disruption event:

•	a suspension, absence or limitation of trading in the ETF on the relevant exchange (as defined below), as determined by the calculation agent;

•	any event that disrupts or impairs, as determined by the calculation agent, the ability of market participants to effect transactions in, or obtain market values for, the ETF on the relevant exchange;

•

the closure on any day of the relevant exchange where the relevant exchange is scheduled to be open for trading for its regular trading session (a “scheduled trading day”) prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless the earlier closing time is announced by the relevant exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such scheduled trading day for the relevant exchange and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for the relevant exchange;

•	any scheduled trading day on which the relevant exchange fails to open for trading during its regular trading session; or

•

any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described under “Use of Proceeds and Hedging” in the prospectus supplement;

and, in any of these events, the calculation agent determines that the event was material.

A limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, will not be deemed a market disruption event.

In contrast, a suspension or limitation of trading in the ETF on the relevant, by reason of any of:

•	a price change exceeding limits set by that market,

•	an imbalance of orders, or

•	a disparity in bid and ask quotes

will constitute a suspension or material limitation of trading.

“Relevant exchange” means the primary exchange or market of trading for the ETF or the shares of any successor fund. The relevant exchange for the ETF as of the date of this free writing prospectus is the New York Stock Exchange “NYSE”.

If the calculation agent determines that a market disruption event occurs or is continuing on the final observation date, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date be postponed by more than five business days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth business day, the calculation agent will make an estimate of (1) the closing price for the ETF that would have prevailed on that fifth business day in the absence of the market disruption event and (2) the apportioned dividends during the period from but excluding the initial observation date to and including that fifth business day, for purposes of calculation of the payment at maturity and the coupon, respectively.

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Historical Information

The following table sets forth the quarterly high and low closing prices, as well as end-of-quarter closing prices, of the ETF for each quarter in the period from June 30, 2003 through September 20, 2007. The ETF closing price on September 20, 2007 was $143.10.

We obtained the ETF closing prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the closing price on the final observation date. We also cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

Quarter End	Quarterly High	Quarterly Low	Quarterly Close
June 30, 2003	$41.12	$33.23	$39.97
September 30, 2003	$47.76	$40.00	$45.31
December 31, 2003	$54.70	$45.90	$54.64
March 31, 2004	$59.67	$54.92	$58.50
June 30, 2004	$60.80	$47.65	$53.88
September 30, 2004	$57.59	$50.77	$57.50
December 31, 2004	$67.30	$56.62	$67.28
March 31, 2005	$74.18	$63.38	$67.60
June 30, 2005	$73.18	$64.59	$71.60
September 30, 2005	$85.14	$71.00	$84.88
December 30, 2005	$90.00	$74.85	$88.25
March 31, 2006	$101.39	$90.00	$99.00
June 30, 2006	$111.25	$81.35	$93.90
September 29, 2006	$100.00	$87.07	$96.77
December 29, 2006	$114.80	$94.90	$114.17
March 30, 2007	$119.58	$103.56	$116.50
June 29, 2007	$133.93	$116.22	$131.65
August 31, 2007*	$144.05	$111.46	$133.95
September 20, 2007*	$145.86	$111.46	$143.10

*	High, low and closing prices are for the period starting July 1, 2007 and ending September 20, 2007.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

[Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the [•] business day following the expected initial observation date (this settlement cycle being referred to as “T+[•]”). See “Plan of Distribution” in the prospectus supplement.]

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